

Anthony Franco · 2nd

Entrepreneurial Board Member

Talks about #cpg, #entrepreneurs, #manufacturing, #designthinking, and #userexperience

Denver, Colorado, United States · Contact info

5,948 followers · 500+ connections

M.C. Squares

Experience

Founder
M.C. Squares
Jan 2013 – Present · 9 yrs 2 mos
Colorado

Comsero is the manufacture of the well know collaborative dry-erase product family "M.C. Squares" Anthony is the founder and Chief Executive Officer for this physical product company. Comsero focuses on creating elegantly designed products and services that improve the way people stay organized, teams collaborate, and organizations create.

May 15th, 2020 mcSquares appears on Shark Tank

Board Member
Rockies Venture Club
May 2019 – Present · 2 yrs 10 mos
Denver, Colorado, United States

Working with the leadership team in guiding this phenomenal angel investment group

Mentor
Boomtown Accelerator
Apr 2016 – Jan 2021 · 4 yrs 10 mos
Boulder

Mentor Boomtown startup companies with a focus on software, user experience, marketing, product development, investor pitching, sales, and entrepreneurship.

Effective Inc.
8 yrs 5 mos

President, Founder
Apr 2005 – Aug 2013 · 8 yrs 5 mos
Denver, Co

Founded and led this amazing design and engineering services organization which has delivered over 600 successful software products. EffectiveUI was the world's first agency dedicated to designing and developing technology using human-centered design practices.
...see more

Board Member, Contributor
Mar 2007 – Mar 2012 · 5 yrs 1 mo
Denver, Co

Jointly founded and financially contributed to this non-profit, which is focused on improving the way education leverages technology. Effective SC was also notably funded by the Bill and Melinda Gates foundation.
...see more

Founder, Chief Product Officer, VP Sales
Piper Software
2004 – 2005 · 1 yr
Longmont, Co

Designed and lead the development of a marketing analytics product targeted towards digital marketers. The product was rated as the best-in-class by Jupiter Research.

Led the corporate development efforts that resulted in the purchase of Piper Softw ...see more

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Volunteer experience

Co-Founder and primary donor at EffectiveSC
EffectiveSC
Jan 2009 – Present • 13 yrs 2 mos
Education

co-founded this non-profit dedicated to improving education with technology...